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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer:  Hanover Direct, Inc.

Title of Class of Securities:  Common Stock, $0.66 2/3 par value

CUSIP Number:  410783104

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

           Peter Woodward, c/o Regan Partners, L.P.,
                 600 Madison Avenue, 26th Floor
            New York, New York 10022; (212) 317-1646

     (Date of Event which Requires Filing of this Statement)

                       October 31st, 2000

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 410783104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Regan Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New Jersey

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0

8.  Shared Voting Power:

         22,586,700

9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:

         22,586,700

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         22,586,700

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12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


13. Percent of Class Represented by Amount in Row (11)

         10.6%

14. Type of Reporting Person

         PN

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CUSIP No.: 410783104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Regan International Fund Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0

8.  Shared Voting Power:

         10,602,300

9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:

         10,602,300

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         10,602,300

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12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


13. Percent of Class Represented by Amount in Row (11)

         5.0%

14. Type of Reporting Person

         PN

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CUSIP No.: 410783104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basil P. Regan

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         104,062

8.  Shared Voting Power:

         38,758,850

9.  Sole Dispositive Power:

         104,062

10. Shared Dispositive Power:

         38,758,850

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         38,758,850

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12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         18.1%

14. Type of Reporting Person

         IN

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The purpose of this Amendment No. 2 to the previously filed
Schedule 13D is (i) to report that Basil P. Regan is no longer a director of the Issuer (as defined below), and (ii) to report that the classification of the type of the ownership of Regan Partners, L.P. (the "Partnership"), Regan International Fund Limited (the "International Fund") and Basil P. Regan (together with the Partnership and the International Fund, the "Reporting Persons") in the Common Stock, $0.66 2/3 par value (the "Shares"), of Hanover Direct, Inc. (the "Issuer") could be deemed to have changed from passive to active due to certain actions taken by, and on behalf of, the Reporting Persons in recent days and discussed in Item 4 below.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         No change.

Item 4.  Purpose of Transactions

         On October 31st, 2000, Mr. Regan sent a letter to the
         Board of Directors of the Issuer in which he registered his discontent with the management of the Issuer.


Item 5.  Interest in Securities of Issuer

         No change.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.




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         2.   A description of the transactions in the
              Shares that were effected by the Reporting
              Person during the 60 days prior to October
              31st, 2000 through November 30th, 2000 is filed herewith as Exhibit B.














































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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             REGAN PARTNERS, L.P.

                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, General Partner


                             REGAN INTERNATIONAL FUND LIMITED

                               By:  Regan Fund Management Ltd.


                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, President


                             BASIL P. REGAN


                                 /s/ Basil P. Regan
                             _________________________________
                             Basil P. Regan


December 6, 2000













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                         Exhibit A



                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

December 6, 2000 relating to the Common Stock of Hanover

Direct, Inc. shall be filed on behalf of the undersigned.


                             REGAN PARTNERS, L.P.

                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, General Partner


                             REGAN INTERNATIONAL FUND LIMITED

                               By:  Regan Fund Management Ltd.


                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, President


                             BASIL P. REGAN


                                  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan















                               11



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                                                 Exhibit B



                    Schedule of Transactions

  Date               Price Per Share          Number of Shares

09-05-00                 .7215                    300,000
09-05-00                 .6535                    300,000
10-20-00                 .4575                    150,000
10-20-00                 .3591                    150,000
11-09-00                 .4800                     75,000
11-10-00                 .4206                     50,000
11-13-00                 .3566                    121,200
11-13-00                 .3530                     50,000
11-14-00                 .3565                    100,000
11-14-00                 .3530                     50,000
11-15-00                 .3530                     50,000
11-15-00                 .3701                     97,000
11-16-00                 .2969                    550,000
11-16-00                 .2404                    468,600
11-16-00                 .2367                    200,000
11-17-00                 .2208                    150,000
11-17-00                 .2359                    100,000
11-17-00                 .2375                     51,500
11-20-00                 .2375                    690,000
11-21-00                 .2359                    100,000
11-21-00                 .2388                    920,000
11-22-00                 .2367                    200,000
11-24-00                 .2361                    116,700
11-28-00                 .2375                    150,000
11-29-00                 .2375                    200,000
11-30-00                 .2375                    200,000


















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01394002.AP8